Mail Stop 3561

December 8, 2009

Ms. Martha Kretzmer
Principal Financial Officer
P.O. Box 10539
Beverly Hills, California 90213

      Re: **Jilco Industries, Inc.**
                  Form 10-K for the year ended July 31, 2008
                  Filed October 31, 2008
                  File No. 000-06649

Dear Ms. Kretzmer:

We issued comments to you on the above captioned filing on May 21, 2009. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 22, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 22, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Claire Erlanger at (202) 551-3301 if you have any questions.

                  Sincerely,

                  Linda Cvrkel
                  Branch Chief